                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 Amendment No. 4



                             CKE RESTAURANTS, INC.
                             ---------------------
                                (Name of Issuer)


                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)


                                   485636104
                                 (CUSIP Number)


                             William P. Foley, II
                                  President
                              Bogner Regis, Inc.
                        3811 W. Charleston, Suite 210
                           Las Vegas, Nevada 89102
                                (702) 877-3003


                                 March 26, 1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 3d-1(b) (3) or (4), check the following [   ] .

Check the following box if a fee is being paid with the statement [   ].





                               Page 1 of 7 Pages

CUSIP NO.:  405636104

(1)  NAME OF REPORTING PERSON:

     Cannae Limited Partnership, a Nevada Limited Partnership

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     I.R.S. No. 88-0309448

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   X     (b)

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 3(d) or 3(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)   SOLE VOTING POWER:         3,608,502

     (8)   SHARED VOTING POWER:       0

     (9)   SOLE DISPOSITIVE POWER:    3,608,502

     (10)  SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,608,502

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  X

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.5

(14) TYPE OF REPORTING PERSON:  PN





                               Page 2 of 7 Pages

1.   Name of Reporting Person:

     Folco Development Corporation, a Nevada corporation
     Daniel V., Inc., a Nevada corporation
     Daniel D. Lane Revocable Trust, u/d/t 7/10/92
     Frank P. Willey
     Ce Mar Las Vegas X, Inc., a Nevada corporation
     Berry Living Trust, u/d/t/ 11/5/87
     Salvatore Family Trust, u/d/t 11/2/81
     Max Hickman
     Lawrence Calinda
     Wayne Diaz
     Carl A. Strunk
     Ron Maggard
     Daniel M. Culnane

2.   (a)    X    (b)

4.   Source of Funds:

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Folco - Nevada                Ce Mar - Nevada
     Daniel V. - Nevada            Berry Trust - California
     Lane Trust - Nevada           Salvatore Trust - California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)   SOLE VOTING POWER:         3,932,252

     (8)   SHARED VOTING POWER:       0

     (9)   SOLE DISPOSITIVE POWER:    3,932,252

     (10)  SHARED DISPOSITIVE POWER:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,932,252

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  21.3

14.  TYPE OF REPORTING PERSON:   CO IN CO-TRUST





                               Page 3 of 7 Pages
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     The Schedule 13D of Cannae Limited Partnership, a Nevada Limited
Partnership (the "Partnership") with respect to shares of common stock, par value $.01 per share (the "CKE common stock") of CKE Restaurants, Inc., a Delaware corporation ("CKE") (the "Partnership 13D"), is hereby amended as set forth below. As stated in the last paragraph of Item 2 of the Restated
Schedule 13D and Amendment No. 2, dated December 10, 1993, of Folco Development Corporation, a Nevada corporation, ("Folco"), Daniel V., Inc., a Nevada Corporation, the Daniel D. Lane Revocable Trust, u/d/t 7/10/92, Frank P. Willey, Ce Mar Las Vegas X, Inc., a Nevada corporation, the Berry Living Trust, u/d/t 11/3/87, the Salvatore Family Trust, u/d/t 11/8/91, Max Hickman, Lawrence Calinda, Wayne Diaz, Carl A. Strunk, Ron Maggard and Daniel M. Culnane (collectively, the "Other Filing Persons") with respect to CKE common stock, this Amendment No. 4 to the Partnership 13D discloses and updates information with respect to the Other Filing Persons. All capitalized terms used herein without definition have the definitions given to such terms in the Partnership 13D.


Item 3 - Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     The transaction giving rise to this Amendment No. 4 to the Partnership 13D is the sale by The Partnership of 111,500 shares of CKE common stock from February 16 through March 26, 1996 for an aggregate sale price of $1,807,830.18 (net of brokerage commissions).


Item 5 - Interest in Securities of Issuer
         --------------------------------

     The Partnership controls (directly and indirectly), excluding shares of CKE common stock owned by the Karchers and the Karcher Trust, approximately 3,608,502 shares or approximately 21.3 percent of CKE common stock. In addition to shares owned directly by the Partnership, Class B Limited Partners own the following: Folco owns directly 263,750 shares or approximately 1.4 percent of CKE common stock, Mr. Willey owns directly 10,000 shares or approximately .05 percent of CKE common stock, and Daniel and the Daniel D. Lane Revocable Trust u/d/t July 10, 1992, of which the President of Daniel is the Trustee, own directly in the aggregate 50,000 shares or approximately .3 percent of CKE common stock. With respect to share and percentage ownership of CKE common stock by the Trust and the Karchers, reference is made to Amendment No. 2 to Schedule 13D dated December 10, 1993 filed by such persons.





                               Page 4 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 1996

Cannae Limited Partnership


By:  Bogner Regis, Inc., its
     General Partner


By:
     ----------------------------------
      William P. Foley, II
      President

Folco Development Corporation


By:
     ----------------------------------
      William P. Foley, II
      President

Daniel D. (Ron) Lane


By:
     ----------------------------------
     Daniel D. (Ron) Lane
     President


     ----------------------------------
     Daniel D. (Ron) Lane, as Trustee
     of the Daniel D. Lane Revocable
     Trust u/d/t July 10, 1992


By:
     ----------------------------------
      Frank P. Willey





                              Page 5 of 7 Pages
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Ce Mar Las Vegas, Inc.


By:
     ----------------------------------
     James Cavaricci
     President



     ----------------------------------
     Robert L. Berry as Trustee of
     the Berry Living Trust u/d/t
     November 5, 1987


     ----------------------------------
     Nancy L. Berry, as Trustee of
     the Berry Living Trust u/d/t
     November 5, 1987


     ----------------------------------
     Max Hickman



     ----------------------------------
     Vince Salvatore, as Trustee of
     the Salvatore Family Trust u/d/t
     November 8, 1991


     ----------------------------------
     Anna M. Salvatore, as Trustee of
     the Salvatore Family Trust u/d/t
     November 8, 1991



     ----------------------------------
     Laurence Calinda


     ----------------------------------
     Wayne Diaz





                               Page 6 of 7 Pages

     ----------------------------------
     Carl A. Strunk


     ----------------------------------
     Ron Maggard


     ----------------------------------
     Daniel M. Culnane





                               Page 7 of 7 Pages
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                                   SCHEDULE A

                          DESCRIPTION OF TRANSACTIONS



     The following transactions were effected by Cannae Limited Partnership:




    Date of
  Transaction         Quantity                Price
  -----------         --------                -----
     2/16/96           10,000                 $17.75

     2/22/96            7,500                 $17.075

     2/23/96            9,500                 $17.00

     2/26/96            2,500                 $17.00

     3/26/96           82,000                 $15.9375